EX. 99.28(p)(10)

CHICAGO EQUITY PARTNERS

CODE OF ETHICS

I.	GENERAL

This Code is being adopted by the Firm in compliance with the requirements of Advisers Act Sections 204A, 204-2 and 206 to carry out the purposes and objectives of those provisions. Section 204A requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, non-public information by investment advisers. Rule 204A- 1 requires investment advisers registered under the Advisers Act to establish, maintain, and enforce a written code of ethics. Rule 204-2 imposes record keeping requirements on personal securities transactions of certain employees.

Section 206, the broad anti-fraud provision of the Advisers Act, makes it unlawful for certain persons, including the Firm:

1.	To employ a device, scheme, or artifice to defraud any Client or prospective Client managed by the Firm;

2.	To engage in any transaction, practice, or course of business that operates or would operate as a fraud or deceit upon any Client or prospective Client;

3.	To act as principal for its own account, knowingly to sell any security to or purchase any security from a Client, or to act as broker for a person other than such Client, knowingly to effect any sale or purchase of any security for the account of such Client, without disclosing to such Client in writing before the completion of such transactions, the capacity in which it is to act and obtain the consent of the Client to such transaction; or

4.	To engage in any act, practice, or course of business that is fraudulent, deceptive, or manipulative.

In addition, Rule 206(4)-8 prohibits an investment adviser from making fraudulent, deceptive, manipulative, or misleading statements or omissions to an investor or prospective investor.

This Code contains policies reasonably necessary to prevent persons from engaging in acts in violation of the above standard and procedures reasonably necessary to prevent violations of the Code. Since the Firm is focused on establishing a culture of compliance, any attempt to circumvent the policies and procedures described in this Code, or otherwise to do indirectly that which may be prohibited directly by this Code, will not be tolerated.

This Code is based upon the principle that all partners, managing directors, directors, and employees of the Firm owe a fiduciary duty to, among others, the Clients of the Firm and to conduct their affairs, including their personal investment transactions, in such a manner to avoid (i) serving their own personal interests ahead of Clients; (ii) taking inappropriate advantage of their position with the Firm; and (iii) causing any actual or potential conflicts of interest or any abuse of their position of trust and responsibility. This fiduciary duty includes the duty of all employees of the Firm to report all suspected violations of the Code to the CCO. Accordingly, this Code and such fiduciary duty apply to all employees, regardless of their position at the Firm.

Employees who witness a violation or suspect a violation of any provision of this Code and Compliance Manual or of applicable law should promptly notify the CCO. It is the Firm’s policy that employees who report violations to Firm management in good faith will not be subject to sanctions by the Firm. This Code should be read and understood in conjunction with the Procedures. Any questions regarding the Firm’s policies and procedures should be directed to the CCO.

II.	FIDUCIARY DUTY - STATEMENT OF POLICY

A.	GENERAL

By law, the Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. This duty is particularly pertinent whenever an investment adviser is in a situation involving an actual or potential conflict of interest. The Firm and all employees must affirmatively exercise authority and responsibility for the benefit of each Client, and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Code. In addition, the Firm and its employees must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients. Accordingly, at all times, all employees must conduct the Firm’s business with the following precepts in mind:

1.	Place the interests of clients first. The Firm may not cause a Client to take action, or not to take action, for the Firm’s own benefit rather than the benefit of the Client. For example, causing a Client to purchase a security or investment owned by an employee for the purpose of increasing the price of that investment would be a violation of this Code. Similarly, an employee investing for himself or herself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

2.	Avoid taking inappropriate advantage of the Firm’s position. The receipt of investment opportunities, perquisites, or gifts from persons seeking business with the Firm could call into question the exercise of its independent judgment. Accordingly, employees may accept such items only in accordance with the limitations in this Code.

3.	Conduct all personal securities transactions in compliance with this Code. This includes all pre-clearance and reporting requirements and procedures regarding inside information and personal trading. While the Firm encourages employees and their families to develop personal investment programs, employees must not take any action that could result in the appearance of impropriety.

4.	Keep information confidential. Information concerning Client transactions or holdings may be material non-public or proprietary information and employees may not use knowledge of any such information to profit from the market effect of those transactions.

5.	Do not create or spread rumors. The Firm strictly prohibits the use or misuse of false rumors. Employees should be aware that all Firm e-mails may be monitored for inappropriate or illegal communications, including the creation or dissemination of false market or investment-related rumors and other forms of communication or action that would reasonably have the effect of manipulating the markets.

6.	Comply with the federal securities laws and all other laws and rules applicable to the Firm’s business. Employees should make it their business to know what is required of the Firm as an investment adviser, and of the employee, and integrate compliance into the performance of all his or her duties.

7.	Seek advice when in doubt about the propriety of any action or situation. Any questions concerning this Code should be addressed to the CCO, who may consult with outside counsel, auditors, consultants, or other professionals, as necessary.

8.	Establish procedures. Establish procedures for employees to follow in order to comply with the fiduciary and ethical principles espoused in this Code.

9.	Protect the reputation of the Firm. The Firm’s reputation among Clients and in the investment community is of paramount importance to senior management.

This Code is designed to implement these general fiduciary principles in the context of specific situations.

B.	FRONT-RUNNING AND RELATED IMPROPER TRADING PRACTICES

Certain improper trading practices may violate the Firm’s fiduciary duties including practices that involve the misappropriation of confidential information deemed to properly belong to a Client (which may include trading decisions to be made for a Client’s account). Two such examples of improper trading conduct are “front-running” and “scalping.” Front-running is an employee making a personal trade shortly before the Firm’s transaction for its Clients with the expectation that such a trade will capitalize on the market effect of the Firm’s trading. Scalping is an employee selling an investment position immediately after the Firm buys the position for its Clients with the expectation that such a trade will capitalize on the market effect of the Firm’s trading. Such personal transactions could potentially increase the cost, or decrease the selling price, of the position to the Firm’s Clients and may disadvantage those Clients.

Given the quantitative and systematic nature of the Firm’s investment approaches and strategies as well as the Firm’s emphasis on diversified portfolios that track broad based equity and fixed income benchmarks, the Firm believes it will be difficult for an employee to intentionally or knowingly engage in front-running or scalping of the Firm’s orders for its Clients. Nonetheless, it is the Firm’s policy that no Firm employee may purchase or sell a security or other instrument, or engage in any short sale of a security or other instrument, in a personal account if at the time of the transaction the employee has actual knowledge that the same security or instrument is being purchased or sold by the Firm, or is being considered for purchase or sale by the Firm, and the employee knows, or reasonably should know, that his or her transaction would have the effect of materially disadvantaging a Firm-advised account, based on a totality of the circumstances. The Firm and its employees should not engage in any activity that could, under any circumstances, be viewed as front-running or scalping. Any employee who becomes aware of an instance of actual or potential front-running or scalping must bring such event to immediate attention of the CCO.

III.	INSIDER TRADING

A.	INSIDER TRADING POLICY STATEMENT

Chicago Equity Partners seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. To further that goal, this Code implements procedures to deter misuse of material nonpublic information in securities transactions. Accordingly, the Firm forbids Supervised Persons and members of their immediate family from trading a public security, either personally or on behalf of others, while in possession of material nonpublic information or communicating material nonpublic information to others. This conduct is referred to as insider trading, and the policy prohibiting insider trading applies to every Supervised Person and extends to activities within and outside their duties at the Firm.

The limited liability company interests, shares, or other interests offered by the Fund(s) are considered to be “securities” under the federal securities laws. Trading securities while in possession of material nonpublic information or improperly communicating that information to others may expose a Supervised Person to stringent penalties. Criminal sanctions may include a fine of up to $5,000,000 and/or 20 years imprisonment. The SEC can recover profits gained or losses avoided through trading on inside information, they can impose a penalty of up to three times the illicit windfall, and they can issue an order barring a Supervised Person from the securities industry. A Supervised Person may also be sued personally by investors seeking to recover damages for insider trading violations.

B.	WHAT IS INSIDER TRADING?

The term insider trading is not defined in the federal securities laws but generally is used to refer to the use of material nonpublic information to trade in securities, whether or not one is an insider, or to the communication of material nonpublic information to others. The law generally prohibits:

1.	Trading by an insider while in possession of material nonpublic information;

2.	Trading by a non-insider while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

3.	Communicating material nonpublic information to others.

C.	WHO IS AN INSIDER?

The concept of insider is broad. It includes officers, directors, managers and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others: a company’s attorneys; accountants; consultants; bank lending officers; and the employees of such organizations. Sitting on the board of an issuer could cause a Supervised Person to be deemed a temporary insider of the company of the board on which the Supervised Person sits.

D.	WHAT IS MATERIAL INFORMATION?

Trading on inside information is not a basis for liability unless the information is material. Material information is generally defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material. Assessments of materiality involve a highly fact-specific inquiry. Supervised Persons should direct any questions about whether information is material to the CCO.

Material information often relates to a company’s results and operations. The SEC has stated that advance information about the following is generally considered to be material:

1.	Earnings information;

2.	Mergers, acquisitions, tender offers, or developments regarding customers or suppliers (i.e., the acquisition or loss of a contract);

3.	Changes in control or in management;

4.	Changes in auditors, or auditor notification that the issuer may no longer rely on an auditor’s audit report;

5.	Events regarding the issuer’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities); and

6.	Bankruptcies or receiverships.

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be deemed material.

Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the United States Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in The Wall Street Journal and whether those reports would be favorable or unfavorable.

E.	WHAT IS NONPUBLIC INFORMATION?

Information is nonpublic until it has been effectively disseminated broadly to investors in the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information is public after it has become available to the general public through a public filing with the SEC or some other governmental agency, the Dow Jones tape, Bloomberg, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

F.	WHAT ARE THE PENALTIES FOR INSIDER TRADING?

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

1.

Civil injunctions;

2.

Treble damages;

3.

Disgorgement of profits;

4.

Jail sentences;

5.

Fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

6.

Fines for the employer or other controlling person of up to the greater of $5,000,000 or three times the amount of the profit gained or loss avoided.

In addition to the above, violations of the Firm’s insider trading policy can also result in internal discipline, including censure, dismissal of the person or persons involved, and any other legal action.

IV.	PROCEDURES DESIGNED TO DETECT AND PREVENT INSIDER TRADING

During the course of their employment, Supervised Persons may come into possession of material nonpublic information about various companies. The following procedures are designed to help ensure that the Firm complies with the prohibition on insider trading by limiting the use and restricting the disclosure of material nonpublic information to persons within or outside the Chicago Equity Partners’ organization who are in a position to trade on the basis of such information or to transmit it to others. These procedures are also designed by the Firm to prevent, detect, or impose sanctions against insider trading.

A.	IDENTIFYING INSIDER INFORMATION

Before trading securities, a Supervised Person should ask himself or herself the following questions regarding information in his or her possession:

1.	What was the source of the information? Consider carefully whether the information was obtained from any insiders, including any temporary insiders.

2.	What is the nature of the information? For example, does it involve a tender offer?

3.	Is the information material? Is this information that an investor would consider important in making his or her investment decision? Is this information that would substantially affect the market price of the security if generally disclosed?

4.	Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal, or other publications of general circulation? Has the information been effectively communicated to the marketplace by being filed with the SEC or the subject of an issuer press release?

If, after consideration of the above, any Supervised Person believes that the information is material and nonpublic, or if a Supervised Person has questions as to whether the information is material and nonpublic, he or she should take the following steps:

1.	Report the information and proposed trade immediately to the CCO;

2.	Refrain from any purchase or sale of such Security in question on behalf of not only the Supervised Person, but also of others, including family members; and

3.	Do not further communicate the information inside or outside the Firm other than to the CCO.

After the CCO has reviewed the issue, the Supervised Person will be instructed to either continue the prohibitions against trading and communication because the CCO has determined that the information is material and nonpublic (in which case the security will be added to the Restricted List), or he or she will be allowed to trade the security and communicate the information.

B.	RESTRICTED ACCESS TO MATERIAL NONPUBLIC INFORMATION

Information in a Supervised Person’s possession that is identified as material and nonpublic may not be communicated to anyone outside of the Firm and should only be communicated within the Firm to those personnel who have a reasonable business need to know such information and understand that such information is governed by this Code. In addition, care should be taken so that such information is secure. For example, Supervised Persons should adhere to the following procedures:

1.	Files containing material nonpublic or sensitive information should be handled with care. Such information should not be left lying in conference rooms or left out in offices or on desks but rather should be locked in file drawers or cabinets overnight or during an absence from the office. Additionally, such sensitive information stored in computer systems and other electronic files should be kept secure and password protected.

2.	Appropriate controls for the reception and oversight of visitors to sensitive areas should be maintained. For example, visitors should be accompanied while in the Firm’s offices and should not be left unattended in areas where access to nonpublic information or recommendations may be obtained.

3.	Document control procedures, such as shredding papers containing material nonpublic information should be used where appropriate.

4.	Business conversations should be avoided in public places, such as elevators, hallways, restrooms and public transportation or in any other situation where such conversations may be overheard.

C.	RUMOR CONTROL

The Firm strictly prohibits the use or misuse of false rumors. Supervised Persons should be aware that all company e-mails may be monitored for inappropriate or illegal communications, including the creation or dissemination of false market or securities related rumors.

V.	EMPLOYEE PERSONAL TRADING PROCEDURES

These personal trading procedures are being enacted as required by the federal securities rules so that the Firm may ensure that the Firm fulfills its fiduciary duties to its Clients. Employee trading reports submitted to the CCO, pursuant to this Code, shall be confidential and shall be provided only to the officers and directors of the Firm, the Firm’s counsel, or regulatory authorities upon appropriate request. Employees who fail to timely submit the required reports may be subject to sanction or dismissal by the Firm.

A.	DEFINITIONS

As used in this Section V of this Code, the following terms have the following definitions:

1.	“Beneficial Ownership” generally speaking, encompasses those situations where the beneficial owner has the right to enjoy some economic benefit from the ownership of the Security or other instrument, or has direct or indirect control or power to make investment decisions over the Security or other instrument. A Person is normally regarded as the beneficial owner of investments held in the name of his or her spouse, live-in companion, minor children and other relatives living in his or her household, or other Persons dependent on the Person for support.

2.	“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any Person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting Securities of a company shall be presumed to Control such company. Any Person who does not so own more than 25% of the voting Securities of any company shall be presumed not to Control such company. A natural person shall be presumed not to be a controlled Person.

3.	“Limited Offering”, often referred to as a “private placement,” reflects a security offering that is exempt from registration under the Securities Act of 1933, pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act of 1933.

4.	“Person” means any natural person (individual) or a company or other entity.

5.	“Reportable Account” means a brokerage, bank, or other account for holding and investing in a Reportable Fund or Reportable Security, in which the employee has Beneficial Ownership, in whole or in part. Reportable Accounts also are deemed to include issuers in the case of Limited Offerings or any other location where evidence of a Reportable Fund or Reportable Security may be held (such as safety deposit boxes or safes containing stock certificates).

6.	“Reportable Fund” means any fund for which the Firm serves as investment adviser or sub-adviser. Reportable Fund also includes any fund for which AMG Funds serves as investment adviser or any fund whose investment adviser or principal underwriter controls AMG Funds, is controlled by AMG Funds, or is under common control with AMG Funds.

7.	“Reportable Security” a Reportable Security means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘‘security’’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing, as defined in Section 202(a)(18) of the Investment Advisers Act of 1940 (“Advisers Act”), except that it does not include: (i) direct obligations of the Government of the United States; (ii) banker’s acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end funds other than Reportable Funds; or (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.

8.	“Restricted Trading List” shall mean a list maintained by the CCO in which trading for the account of any Firm client, Firm Related Account, or Firm employee is prohibited with respect to a company in any Securities or instruments issued by or with respect to the company (including derivatives on or related to the company or its securities). Securities or other instruments of companies on the Restricted Trading List shall include Securities or instruments for which the Firm and its personnel have inside information. A company will be removed from the Restricted Trading List only after the CCO determines that restricted status no longer is necessary.

9.	“Security” is defined in Section 202(a)(18) of the Advisers Act as any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

B.	PROHIBITED ACTIVITIES

No employee of the Firm shall:

1.	Engage in any act, practice, or course of conduct which would violate the provisions of Section 206 and as described in this Code;

2.	Disclose to other Persons outside of the Firm the investment activities engaged in or contemplated for the various portfolios of the Firm;

3.	Purchase any Reportable Security or engage in any Limited Offering transaction for any Reportable Account without the pre-clearance and prior approval of the CCO;

4.	Purchase or otherwise trade in Securities or other instruments related to companies on the Restricted Trading List (including derivatives) for any Reportable Account;

5.	Purchase, trade or otherwise acquire Securities through an initial public offering.

6.	Execute trades in a new Reportable Account without first notifying the CCO of the opening of the Reportable Account;

7.	Serve on the board of directors of any publicly traded company or privately held company without prior authorization of the CCO, in consultation with the President. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm’s Clients and investors. Authorization for board service will normally require that the Firm and its employees not hold or purchase any securities of the company on whose board the employee sits (or only do so pursuant to a pre-approved investment plan);

8.	Engage in short-term trading (generally, opening and closing a position within a 6-month period) in any Reportable Account in Securities of a public company in which the employee is an officer, director, or the owner of 10% or more of a class of securities, which is prohibited by law. Although short-term trading activity by employees of the Firm who are not officers, directors, or 10% holders of public companies is not prohibited by law, employees may not profit from the purchase and sale, or sale and purchase, of the same Securities within a period of 60 calendar days. This prohibition includes any derivative or market equivalent of the Security. Profits recognized on short-term trades (i.e., trades made within a 60-day period) will be required to be disgorged to a charity. This requirement does not apply to exchange traded funds or mutual funds; or

9.	Engage in market timing transactions in Reportable Funds. In order to control the potential for market timing, employees investing in Reportable Funds must hold the shares of these funds for at least 30 calendar days. Additionally, in order to monitor transactions in such funds, employees investing in Reportable Funds must supply copies of their purchase and sale confirms to the CCO.

The Firm’s management, upon the advice of the CCO and outside counsel, may allow exceptions to the prohibited activities, enumerated above on a case-by-case basis when the abusive practices that the policy is designed to prevent, such as insider trading, front-running, or conflicts of interest, in the good faith and reasonable determination of the Firm, are not present and the entirety of the situation strongly supports an exemption. Such exceptions potentially may include allowing an employee to buy or sell a Security that is on the Restricted Trading List.

C.	PRE-CLEARANCE OF PERSONAL TRADES

Rule 204A-1 requires pre-clearance of certain types of Securities transactions for Reportable Accounts. Accordingly, all employees shall receive prior written approval from the CCO before purchasing or selling Reportable Securities for any Reportable Account. Requests for pre-clearance shall be made through an employee’s Schwab Compliance Technologies online account (as more fully described below). The trading of the CCO will be reviewed by the Firm’s Controller and any issues with the CCO’s trading will be brought to the attention of Patrick Lynch, Chicago Equity Partner’s President.

D.	PRE-CLEARANCE PROCEDURES

1.	All purchases and sales of Reportable Securities, including put and call transactions on Reportable Securities and Limited Offering transactions, must be pre-cleared with both the CCO and one member of a group of Firm personnel tasked with secondary approval of pre-clearance requests (“Secondary Approvers”). The Secondary Approvers are appointed by the Firm’s Management Committee. A list identifying the Secondary Approvers is maintained in the Firm’s Schwab Compliance Technologies account.

2.	Pre-clearance is effective only for the day it is granted. Employees must complete their trade within the same day of receiving pre-clearance. Pre-clearance of Limited Offerings is effective for 30 days unless the CCO otherwise determines.

3.	Original pre-clearance forms are retained by the CCO.

4.	Employees cannot personally trade in Securities that are listed in the rebalancing list or inter-meeting trade authorizations developed by the Equity Research unit for a period of 15 calendar days from the date of the rebalancing meeting or intermeeting trade. Such rebalancing list is maintained by the Equity Trading desk.

5.	Pre-clearance is not required for exchange traded funds, stock index futures (i.e., the S&P 500), as well as options on these, or mutual funds.

E.	EXEMPTED TRANSACTIONS

The prohibitions of Sections IV.A.(3) through (6), “Prohibited Activities”, shall not apply to:

1.	Purchases or sales that are non-volitional on the part of the employee (such as where a company automatically issues new securities to existing holders as a result of a corporate merger);

2.	Purchases that are part of an automatic reinvestment plan; and

3.	Transactions in an account over which the employee has no direct or indirect influence or control, such as accounts managed by other advisers on a discretionary basis.

F.	RESTRICTED TRADING LIST

1.	General. Chicago Equity Partners will maintain a Restricted Trading List. The Restricted Trading List includes Securities about which the Firm or its Supervised Persons may have material nonpublic information and any options or derivatives on such Securities. The Securities of any company included on the Restricted Trading List generally may not be purchased or sold by any Supervised Person. Any Supervised Person should review the Restricted Trading List prior to entering any buy or sell of Securities. Any Supervised Person wishing to trade a Security on the Restricted Trading List should contact the CCO.

2.	Restricted Trading List. The Restricted Trading List will be available from the Firm’s CCO. Given the Firm’s quantitative and systematic investment strategies, it is not anticipated that many, if any, companies be included on the Restricted Trading List. Nonetheless, this shall not relieve any employee of the requirement that he or she confirm, before making a personal investment, whether or not the investee company is included on the Restricted Trading List.

3.	Scope of Prohibited Trading. In the unlikely event that a company is included on the Restricted Trading List, all Securities issued by the company (including common stock, debt, or convertible securities) or any derivatives related to the company or its Securities (such as options, total return swaps, or credit default swaps) generally will not be tradable by the Firm for any Client or Firm Related Account or by any employee in any Reportable Account until the company is removed from the Restricted Trading List. This restriction does not extend to stock indices, futures indices, or index ETFs of which the company is a component unless the CCO notifies employees to the contrary on the Restricted Trading List or by other means. In addition, inadvertent purchases or sales by the Firm or an employee of instruments that are on the Restricted Trading List may be permitted by the CCO if the transaction does not give rise to insider trading, front-running, or other market abuse concerns, as determined by the CCO, provided that the CCO is promptly notified of such transaction.

G.	DISCLOSURE OF EMPLOYEE PERSONAL HOLDINGS

All new employees shall disclose to the CCO all Reportable Accounts and the Reportable Funds and Reportable Securities therein within 10 days after becoming an employee of the Firm. The information must be current as of a date generally no more than 45 days prior to the date the report was submitted. Thereafter, all employees must disclose all personal holdings of Reportable Funds and Reportable Securities in any Reportable Account on an annual basis as of December 31 and the information must be current as of a date generally no more than 45 days prior to the date the report was submitted. Reports must be received by the CCO no later than January 30. All employees will be required to submit their disclosure of personal holdings even if they do not hold any Reportable Funds or Reportable Securities.

Personal holdings reports shall be made on an Investment Holdings Report as distributed by the CCO via Schwab Compliance Technologies, or other form as the CCO may designate, containing the following information:

1.	The title and type of Security or other instrument and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and the principal amount of each Security involved;

2.	The name of the broker, dealer or bank with which the employee maintains an account in which the security or other instrument is held; and

3.	The date the report was submitted.

H.	BROKERAGE ACCOUNT REPORTING

All employees must disclose all Reportable Accounts to the CCO. When opening a new account, the CCO must be notified prior to executing any trades in the new account. In addition, employees must authorize the broker-dealer to send duplicate copies of trade confirmations and periodic statements for all Reportable Accounts directly to the CCO.

I.	EMPLOYEE QUARTERLY TRANSACTION REPORTS

All employees shall submit to the CCO quarterly transactions reports, generally no later than 30 days after the end of each calendar quarter, which must cover at a minimum, all transactions in Reportable Funds and Reportable Securities in any Reportable Account made during the quarter. All employees shall be required to submit a report for all periods, including those periods in which no Reportable Fund or Reportable Securities transactions were made.

Transaction reports shall be made on an Investment Transaction Report as distributed by the CCO via Schwab Compliance Technologies, or other form as the CCO may designate, containing the following information:

1.	The date of the transaction, the title and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares, the principal amount of each Security involved, or other material information;

2.	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

3.	The price at which the transaction was effected;

4.	The name of the broker, dealer, or bank with or through which the transaction was effected; and

5.	The date the report was submitted.

Duplicate copies of monthly brokerage statements for all Reportable Accounts may be submitted to the CCO in lieu of the Investment Transaction Report to fulfill the reporting requirement, provided that such statements include all of the employee’s Reportable Funds or Reportable Securities for the reported period. An employee may submit both monthly brokerage statements and the Investment Transaction Report to satisfy his or her periodic transaction reporting requirements.

Employees must also report private investments to the CCO. On a quarterly basis, each employee is required to inform the CCO of all private transactions, including Limited Offerings in hedge funds and private equity fund vehicles (not including an investment in a Chicago Equity Partners Fund or vehicle).

J.	COMPLIANCE REVIEW

The Firm utilizes a third-party online service provider, Schwab Compliance Technologies (“SCT”) for, among other things, employees’ periodic Code of Ethics reporting and personal trading monitoring. The CCO will utilize SCT to review personal trading in employee Reportable Accounts generally on a quarterly basis or as he otherwise determines appropriate under the circumstances. Electronic data feeds between employees’ various brokerage accounts and SCT allows for the automation of personal trading compliance monitoring. The CCO is also authorized to modify the requirements for compliance with this Program accordingly. Because the Firm expects to encounter insider trading issues rarely if ever (and so does not expect to maintain an active Restricted Trading List), as a practical matter, the CCO’s review will be limited to a review for possible front running or scalping in employee accounts or other similar improper trading practices. The CCO will maintain an employee trading transaction control log and will compare employee trade confirmations to the control log to ensure compliance with these personal trading guidelines. The CCO will also spot check on at least a quarterly basis employee brokerage account statements that are received in paper form to detect any irregularities.

On an annual basis, the CCO will evaluate the Firm’s employee trade review practices, including a review of the continuing accuracy, functionality and effectiveness of the Firm’s utilization of SCT, to confirm that its policies and procedures continue to be reasonably designed to detect and prevent instances of improper trading practices, including front running. This review may be done as part of the CCO’s annual report to management.

VI.	CONFLICTS OF INTEREST

Every employee shall notify the CCO of any business, family, or personal relationship or dealing with a Client, Vendor or Sensitive Access Vendor (as those terms are defined below), or any other person that may present the employee or the Firm with an actual or potential material conflict of interest, on forms prescribed by the CCO. The CCO will maintain records of any conflicts of interest reported by employees or that are otherwise applicable to the Firm as determined by Firm management. The CCO will review on an annual basis any previously reported conflicts of interest to confirm the Firm’s and its employees’ personal conflicts continue to be consistent with the Firm’s business activities and fiduciary duties. The CCO periodically may require all employees, or certain employees, to provide updated information regarding their personal conflicts of interest.

VII.	CONFIDENTIALITY

The Firm generates, maintains, and possesses proprietary and/or confidential information, including trade secrets, and such information must be held strictly confidential by its employees. This information includes, but is not limited to: business and strategic plans; financial and accounting information and tax returns; policies and procedures; employee information; Fund offering materials and governing documents; Client and investor lists and information about the Firm’s Clients and investors generally; investment positions; research analyses and trading strategies; Client and investor-related documents including due diligence questionnaires and Client performance; internal communications; legal advice; and computer source and access codes or programs.

Employees may not use confidential or proprietary information for their own benefit or for the benefit of any party other than the Firm or its Clients. Confidential information that has been received from third parties, pursuant to confidentiality obligations, must also be maintained as confidential in accordance with those obligations. In addition, employees may not disclose confidential or proprietary information to anyone outside the Firm, except in connection with the business of the Firm and in a manner consistent with the Firm’s and its Clients’ interests or as required by applicable law, regulation, or legal process after notice to the CCO. Failure to maintain the confidentiality of this information may have serious detrimental consequences for the Firm, its Clients, and the employee who breached the confidence.

In order to safeguard the Firm’s confidential or proprietary information (as well as investor information), the Firm has adopted these confidentiality and related privacy policies and procedures. In addition, upon joining the Firm, each employee generally will be required to sign a written confidentiality and non-disclosure agreement with the Firm. All originals and copies of Firm confidential or proprietary information are the sole and exclusive property of the Firm.

Moreover, to protect such information, each employee is also expected to abide by the following:

1.	Never remove any confidential or proprietary information (in whatever form) from the Firm’s premises unless necessary for business purposes (and, if so, the information must be kept in the possession of the employee or in a secure place at all times and returned promptly to the Firm’s premises or properly destroyed);

2.	Exercise caution in displaying documents or discussing information in public places, such as in elevators, restaurants, or airplanes, or in the presence of outside vendors or others not employed by the Firm;

3.	Exercise caution when using e-mail, instant messaging, mobile telephones, facsimile machines, or messenger services;

4.	Never leave documents containing confidential or proprietary information in conference rooms, wastebaskets, or desks, or anywhere else where the information could be seen or retrieved;

5.	Never disclose computer or voicemail passwords or website access codes to anyone else, in or outside the Firm; and

6.	Never share confidential information with anyone at the Firm except on a need-to-know basis.

An employee’s restrictions on the use of confidential and proprietary information continue to be in effect after termination of his or her employment or association with the Firm, unless specific written permission is obtained from the CCO.

VIII.	GIFTS AND ENTERTAINMENT

A.	GIFTS

“Gifts” are defined to include any gift, gratuity, or item of value and includes the giving and receiving of gratuities, merchandise, and the enjoyment or use of property or facilities for weekends, vacations, trips, dinners, and the like, and may include transportation and lodging costs. As used in this Code, the term “Business Contacts” means other investment advisers and asset managers; brokers and securities salespersons; law firms; accounting firms; suppliers and vendors; and any other individual or organization with whom the Firm has or is considering a business or other relationship, including members of the press and trade organizations. For purposes of this Code, multiple individuals employed by the same entity shall be considered a single Business Contact.

Chicago Equity Partners and its Supervised Persons as well as members of
Supervised Persons’ immediate families should not accept from, nor give to, an individual or organization with whom the Firm has a current or potential business relationship directly related to its advisory business, Gifts, which might in any way create a conflict of interest, violate applicable law or which would be likely to influence decisions made by the Supervised Person in business transactions involving the Firm. The giving or receiving of gifts or other items of value to or from persons or entities doing business or seeking to do business with the Firm could call into question the independence of the Firm’s judgment as a fiduciary of its Clients.

This prohibition does not apply to occasional dinners, sporting, concert or customary entertainment events, and other activities that are part of the ordinary course of business, provided that the value of the item is consistent with customary business entertainment and not likely to raise a conflict of interest, violate applicable law or which would be likely to influence decisions made by a Supervised Person with respect to the Firm’s investment decisions. Further, personal contacts may lead to Gifts of a purely nominal value, which are offered on the basis of friendship and may not raise concerns related to conflicts of interest or influence a Supervised Person’s decisions.

Additional restrictions on Gifts may apply to Supervised Persons who are registered as lobbyists in connection with their solicitation and investor relations’ activities with pension plans of certain states or cities. Supervised Persons must consult the CCO prior to accepting Gifts from, or giving Gifts to, representatives of any state or city pension plan.

Supervised Persons should use good judgment to avoid any Gifts that place the Firm in a difficult, embarrassing, or conflict situation with its Clients.

Accordingly, it is the Firm’s policy to permit employees to give or receive Gifts, personally or on behalf of the Firm, only in accordance with the following limitations:

1.	The giving and receiving of any Gifts by any employee to or from any Business Contact with a value exceeding $250 must be approved in writing by a member of the Management Committee. In addition, gifts to or from a single Business Contact that exceed $500 per calendar year in the aggregate also need to be approved in writing by a member of the Management Committee, once that threshold is reached (e.g., 6 gifts of $100 each to or from one person, in a single calendar year). In general, the Management Committee will approve the giving or receipt of the proposed Gift, provided that it appears that the value of the item is consistent with customary business or personal relationships and is not likely to raise a conflict of interest or violate applicable law, or would be likely to influence decisions made by an employee with respect to the Firm’s investment decisions. All solicitation of Gifts is unprofessional and is strictly prohibited.

2.	The CCO will review selected reports or other documentation regarding employee expense reimbursements, if any, generally annually to monitor compliance with this policy.

3.	The Management Committee may determine to require employees to report all Gifts and/or political contributions, even those less than the applicable de minimis threshold amount, upon notice to employees, or to change the dollar threshold at which Gift reports are required.

If a Supervised Person has any questions regarding the giving or receiving of a Gift, he or she should contact the CCO prior to delivery or acceptance of such Gifts.

B.	GIFTS TO FOREIGN OFFICIALS

The permissibility of a gift turns on whether it was provided with corrupt intent. In other words, gifts are not permissible if there will be official action in exchange for the gift and not simply the desire to foster an overall favorable business climate. Evidence of corrupt intent includes a course of conduct providing frequent gifts to governmental officials in conjunction with a pattern of favorable governmental actions, even if no particular gift could be tied to a specific act. A gift of nominal value provided to a foreign official as a courtesy, token of friendship or expression of gratitude, made in accordance with the laws and customs of the country in question, lacks the quid pro quo element prohibited under the Foreign Corrupt Practices Act (“FCPA”).

The Firm should follow these guidelines when considering a Gift to a foreign official:

1.	Gifts should be provided as a token of esteem, courtesy, or in return for hospitality;

2.	Gifts should be of nominal value, but in no case greater than $250.00;

3.	Under no circumstances should Gifts be made in cash;

4.	Gifts must be permitted under both local law and the guidelines of the investor’s company or governmental agency;

5.	Gifts should be of a value which is customary for the country involved and appropriate for the occasion;

6.	Gifts should be for official rather than personal use;

7.	Gifts should showcase the Firm’s products or contain the Firm’s logo;

8.	Gifts should be presented openly with complete transparency; and

9.	The expense for Gifts should be correctly recorded on the Firm’s books and records.

C.	BUSINESS ENTERTAINMENT OF FOREIGN GOVERNMENT OFFICIALS

Business entertainment expenses provided as a quid pro quo to induce a governmental official to favor a Firm violates the FCPA. However, business entertainment provided with the generalized hope of creating a better business relationship with an investor or Client lacks this quid pro quo element and, therefore, does not violate the FCPA. The Firm should look to the reasonableness under the totality of circumstance. Expenditures should be permitted under local law, the regulations and guidelines of the governmental agency in question and be in line with local custom.

The Firm should consider the following guidelines when contemplating a business expenditure to a foreign official:

1.	A reasonable balance must exist for bona fide business entertainment during an official business trip;

2.	All business entertainment expenses must be reasonable;

3.	The business entertainment expense must be permitted under local law and the investor’s company guidelines;

4.	The business entertainment expense must be commensurate with local practice and custom;

5.	The business entertainment expense must avoid the appearance of impropriety; and

6.	The business entertainment expense must be supported by appropriate documentation and properly recorded on the Firm’s books and records.

D.	FOREIGN CORRUPT PRACTICES ACT

The FCPA prohibits U.S. persons from making payments or giving anything of value to a non-U.S. government official in order to induce such official to influence a non-U.S. government (or instrumentality) or to affect or influence any act or decision of such government (or instrumentality). In enforcing the FCPA, the SEC and the U.S. Department of Justice have interpreted the FCPA to cover employees of state-owned entities, even if such employees or entities do not perform what might be commonly be viewed as government functions (i.e., employees of sovereign wealth funds). Given this broad interpretation, and the severe potential consequences of a violation of the FCPA, Supervised Persons must contact the CCO prior to initiating any dealings with any non-U.S. government official, non-U.S. governmental or quasi-governmental entity or representative to ensure that the proposed activity does not violate the FCPA.

IX.	POLITICAL CONTRIBUTIONS AND ACTIVITIES

Rule 206(4)-5 (the “Pay to Play Rule”) is meant to address perceived abuses by investment advisers and government officials involving Pay to Play, such as an investment adviser or its employees making campaign contributions to public pension plan officials in order to influence the officials to award the adviser new advisory business.

A.	RESTRICTED ACTIVITIES

The Pay to Play Rule prohibits or restricts an investment adviser and its covered associates from engaging in certain political activities directly or indirectly. “Covered Associates” include any partner, managing director, or executive officer of the Firm, or any other persons of similar status or function, and any Firm employee who solicits a state or political subdivision of a state for the Firm and any person who directly or indirectly supervises such employee. As a matter of policy, the Firm will apply the SEC’s pay to play restrictions to all employees, not just covered associates. The Pay to Play Rule applies equally to investment advisers of government entities directly in Managed Accounts, and to advisers who manage Funds in which a government entity invests.

For purposes of this policy, “Political Contributions” are defined broadly as any gift, subscription, loan, advance, or anything of value (including hosting fundraising events), to or for a state or local political official or candidate, political action committee, or political party. However, the SEC does not consider a donation of time by an individual to be a Political Contribution, provided that the adviser has not solicited the individual’s efforts and the adviser’s resources, such as office space and telephones, are not used. Charitable contributions made by a person to a tax-exempt organization are not considered to be Political Contributions.

The Firm and its employees generally may not make Political Contributions to any person who is an incumbent, candidate, or successful candidate for elective office of a state or municipal governmental entity if the office has direct or indirect responsibility for, or can influence the outcome of, the hiring of the Firm to manage the governmental entities’ investments, or has authority to appoint any person who has such responsibility or influence. Subject to pre-clearance, as described below, Firm employees are permitted to make certain de minimis Political Contributions, to an elected official or candidate for elective office of a state or municipal government entity on a per-official, per-election basis, without violating the rule (up to $350 if the employee is eligible to vote for the state or municipal official and $150 if the employee is not eligible to vote for the state or municipal official).

1.	“Time Out” Rule. Political Contributions made by any employee in excess of the applicable $350/$150 de minimis amount described above (or by the Firm in any amount) will result in a 2-year “time out” period following the contribution date, during which time the Firm will not be permitted to receive compensation for providing advisory services to the government entity with respect to which the Political Contribution was made. Effectively, this means that the Firm will not be able to accept the government entity as a Client or investor for 2 years, or in the event the entity is a current Client or investor, the Firm would be required to end the advisory relationship with the entity (or else continue to manage the entity’s account without compensation for the 2 year period).

2.	Prohibition on “Bundling”. The Firm and its employees are prohibited from soliciting any person or political action committee to make Political Contributions, or bundling smaller contributions into one large Political Contribution, to (i) a state or municipal official of a government entity to which the Firm already provides, or is seeking to provide, advisory services; or (ii) a political party of the state or municipality where the Firm provides, or is seeking to provide, advisory services.

3.	Prohibition on Certain Payments to Solicitors. The Pay to Play Rule prohibits the Firm from paying third-party solicitors or placement agents to solicit a potential government Client or investor on behalf of the Firm, unless the third-party is itself a “regulated person,” defined as (i) an SEC-registered investment adviser, (ii) a registered broker-dealer subject to similar pay to play rules adopted by a registered national securities association, or (iii) a registered municipal advisor that is subject to pay to paly rules adopted by the MSRB. Accordingly, the CCO should be consulted before the Firm wishes to engage a third-party solicitor to refer a prospective government Client or investor to the Firm.

4.	De Minimis Exception. All Firm personnel may contribute $350 per election to each state or municipal candidate for whom he or she is eligible to vote, and $150 per election to each state or municipal candidate for whom he or she is not eligible to vote. A primary and general election are considered to be separate elections under the rules. Despite the de minimis exception, employees must still pre-clear all de minimis contributions and report any and all Contributions or Payments of any amount.

B.	COMPLIANCE APPROVAL

As a result of the above restrictions, no employee will be permitted to make, directly or indirectly, any Political Contributions to a state or municipal government official or candidate in (or cause the Firm to make a Political Contribution in any amount) without the prior approval of the CCO. If an employee wishes to make a Political Contribution, the employee should submit the request through the employee’s SCT account. The CCO may approve the employee’s proposed Political Contribution if the relevant government entity is not a current Client or investor, or is not likely to be a prospective Client or investor, of the Firm.

Pursuant to the Pay to Play Rule, Political Contributions made by a person within 2 years prior to the date such person becomes a Firm employee (or 6 months, in the case of a Firm employee that does not solicit Clients or investors) will trigger the rule’s prohibition on compensation payable by government entities to an investment adviser. Accordingly, the Firm will require a new employee upon hiring to confirm in writing whether or not they have made any Political Contributions within the previous 2 year or 6-month period as applicable.

The CCO will maintain records of all government entity Clients or investors accepted by the Firm, the regulatory status of any solicitor or placement agent used in connection with such investment, and all permitted Political Contributions made by the Firm and its employees.

C.	STATE AND LOCAL LAWS

States, municipalities, and other local jurisdictions may have similar or different restrictions, including requirements to register as a “lobbyist” or “lobbying firm” if the adviser or an employee of the adviser markets to or accepts as an investor or Client, a government investment plan or other government entity subject to that state’s or other local jurisdiction’s laws. As needed, the CCO will determine whether the Firm would be required to comply with any state or local registration or disclosure requirements. Accordingly, before soliciting a government entity to become a Client or investor of the Fund, the responsible employee should notify the CCO.

X.	OUTSIDE BUSINESS ACTIVITIES

Chicago Equity Partners Supervised Persons are expected to devote all or substantially all of their professional time and efforts to the Firm’s business. Involvement in an outside business (e.g., employment, consulting or serving as a director) could conflict with the Firm’s or its Clients’ interests. Accordingly, Supervised Persons must obtain the CCO’s prior written approval of all such activity. It could also be a conflict if an employee’s immediate family member is involved in a business that may conflict with the Firm’s or its Clients’ interests (e.g., an employee’s spouse works for a counterparty the Firm trades with). Employees must report all such involvements to the CCO, including but not limited to:

1.	Being engaged in any other business, whether or not related to investments and trading;

2.	Being employed or compensated by any other person for business-related activities of whatever kind or nature (other than infrequent or de minimis activities, e.g., being paid on a one-time basis to assist a neighbor paint her house, etc.) without the pre-approval of the CCO;

3.	Serving as an employee of another organization;

4.	Serving as general partner, managing member, or in similar capacity with limited or general partnerships, limited liability companies, hedge funds, or other privately offered funds;

a.	Engaging in personal investment transactions to an extent that such transactions divert attention from or impair the performance of duties in relation to the business of the Firm and its Clients;

b.	Having any direct or indirect financial interest or investment in any broker-dealer, investment adviser, CTA, CPO, other current or prospective supplier of goods or services to the Firm from which the employee might benefit or appear to benefit materially; or

c.	Serving on the board of directors (or in any similar capacity) of another company, whether public or private, without the pre-approval of the CCO.

While most outside business activities will not ordinarily present a concern to the Firm and will be allowed as a matter of course, employees are still required to report any and all outside business activities so that the Firm can make this determination. Routine charitable or volunteer work generally will not be required to be reported unless it would present a material conflict of interest for the Firm. Before undertaking any of the activities listed above, the employee must notify the Firm of his or her intended outside business activities and obtain approval from the CCO, who will consult with the Firm’s president.

The CCO will maintain a record of all outside business activities, if any, of each employee. On an annual basis the CCO will review all reported employee outside business activities to confirm they continue to be consistent with the Firm’s business activities and fiduciary duties. The CCO periodically may require all employees, or certain employees, to provide updated information regarding their outside business activities.

Last Revised: December 2018